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                                                                  EXHIBIT 99.24


FOR IMMEDIATE RELEASE

Diodes, Inc. Reports First Quarter 2001 Results

Westlake Village, California, May 1, 2001 - Diodes Incorporated (Nasdaq: DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the telecommunications, computing, electronics and automotive industries, today reported financial results for the first quarter of fiscal year 2001 ended March 31, 2001.

Revenues for the first quarter were $25.7 million, a decrease of 6.2% as compared to $27.4 million for the comparable quarter in 2000. Net income for the same period was $521,000, as compared to $3.1 million for the three months ended March 31, 2000. Diluted earnings per share were $0.06 for the first quarter of 2001, as compared to $0.34 for the same period last year.

"During the first quarter of 2001, Diodes faced challenges caused by a severe inventory correction and soft underlying demand, primarily in the communications and computer sectors, which have beset so many of our customers and our competitors in the semiconductor industry," said C.H. Chen, President and Chief Executive Officer of Diodes, Inc. "While integral to our growth strategy, the acquisition of the FabTech wafer foundry has compounded the near-term volatility of our financial performance by increasing our fixed costs during a period of decreasing demand and corresponding lower capacity utilization. We are cautiously optimistic that we will see gradual improvement as 2001 progresses, however pricing pressures are likely to pose a challenge in the second quarter.

Chen continued, "We are pleased with the recent progress we've made in integrating FabTech with our product development strategy and validating the technology and design innovation that is key to Diodes' future. In the past quarter, we have introduced several new products, the majority of which are focused on handheld, battery-powered devices, and initial customer reception has been very strong. In addition, we have used the pause in our industry's growth to enhance our internal systems, improve our cost structure and build our marketing presence in Europe and Asia. We remain confident that Diodes is positioned to capitalize on major emerging opportunities for advanced surface-mount devices when end-use demand picks up in sectors such as mobile computing and wireless communications."

Q1 of FY 2001 Highlights:

- Successful integration of FabTech wafer foundry with Diodes' product development strategy

- Joint development efforts result in increase in new product introductions

-       New Asian sales team focused on expanding markets

-       Established European sales organization

-       Improved inventory management lead to 16% reduction in inventory

Commenting further on the results, Chen went on to say, "The first quarter was our 44th consecutive quarter of profitability, a record that we have achieved through a combination prudent expansion of our production capacity and strict fiscal discipline. We maintained profitable operations despite a reduction of our gross profit margin to 16.0% in the first quarter of 2001, as compared to 30.8% in the comparable quarter last year. The impact to our margins is largely attributable to reduced capacity utilization of the Company's manufacturing assets as well as to demand-induced fluctuations in product mix. Due to market conditions, capacity utilization at Diodes' FabTech subsidiary has decreased 45% as compared to the previous year, while Diodes-China's utilization has decreased 15%. In the last several months, Diodes implemented programs to cut operating costs, including a workforce reduction of approximately 26%, which has resulted in SG&A decreasing to 12.4% of revenues in the first quarter,



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as compared to 16.6% in the first quarter of 2000. And we will continue to actively adjust our cost structure as appropriate to the evolving economic climate."

"While the immediate outlook for the discrete semiconductor market continues to be uncertain, discrete component inventories at the OEM level appear to have begun to level off and distributor inventory is slowly decreasing, suggesting that a new base level of demand may emerge in the next few quarters. At Diodes, we will continue to increase our investment in R&D in 2001, so as to develop proprietary products that deliver greater value to our customers and support sustainable, higher margin programs. We also see an opportunity to continue to win market share from competitors who are less committed to the market for discrete devices. In the first quarter we added a new team to our Asia sales force who are focused on accounts in Taiwan, Hong Kong and Mainland China, which we see as a geographic focus of future growth. We also have successfully initiated our European sales network, and are actively sampling customers and taking orders. Over the course of 2001 we intend to continue to expand our marketing efforts on a global basis, while we begin to build a pipeline of new applications that incorporate next-generation discrete technologies," Chen concluded.

Join us for our conference call to be broadcast live at 9:00 am PDT (12 noon
EDT) today, available via webcast at the investor section of Diodes' website at: www.diodes.com.

About Diodes Incorporated

Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 & ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's newly acquired 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source: Diodes Incorporated

CONTACT: Crocker Coulson, Partner, Coffin Communications Group;

(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800


--------------------------------------------------------------------------------
Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.


                 CONSOLIDATED CONDENSED INCOME STATEMENT FOLLOWS

                      DIODES INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                   (Unaudited)



                                                             Three Months Ended
                                                                  March 31,
                                                       --------------------------------
                                                           2000                2001
                                                       ------------        ------------
Net sales                                              $ 27,437,000        $ 25,748,000
Cost of goods sold                                       19,000,000          21,627,000
                                                       ------------        ------------
         Gross profit                                     8,437,000           4,121,000
Selling, general and administrative expenses              4,542,000           3,184,000
                                                       ------------        ------------
         Income from operations                           3,895,000             937,000
Other income (expense)
         Interest income                                     52,000              66,000
         Interest expense                                  (216,000)           (740,000)
         Other                                                6,000             (96,000)
                                                       ------------        ------------
                                                           (158,000)           (770,000)
Income before income taxes and minority interest          3,737,000             167,000
Income tax benefit (provision)                             (492,000)            429,000
                                                       ------------        ------------
Income before minority interest                           3,245,000             596,000
Minority interest in joint venture earnings                (105,000)            (75,000)
                                                       ------------        ------------
Net income                                             $  3,140,000        $    521,000
                                                       ============        ============
Earnings per share
         Basic                                         $       0.39        $       0.06
                                                       ============        ============
         Diluted                                       $       0.34        $       0.06
                                                       ============        ============
Weighted average shares outstanding
         Basic                                            7,985,945           8,132,559
                                                       ============        ============
         Diluted                                          9,204,491           9,029,628
                                                       ============        ============


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